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                             May 20, 2022

       Neal D. Shah
       Senior Vice President and Chief Financial Officer
       Kosmos Energy Ltd.
       8176 Park Lane, Suite 500
       Dallas, Texas 75231

                                                        Re: Kosmos Energy Ltd.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-35167

       Dear Mr. Shah:

              We have reviewed your May 10, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our April 28,
       2022 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Business
       Operations by Geographic Area, page 13

   1. We have read your response to prior comment 1 and note that you propose to disclose volumes of production
and average sales prices and costs by geographic area/field on an aggregated basis, for
oil/condensate, natural gas liquids and natural gas combined.

                                                        We also note from your
response to prior comment 2 that you propose to discontinue
                                                        reporting natural gas
liquids production and the corresponding average sales prices in your
                                                        Results of Operations
disclosure on page 69.
 Neal D. Shah
FirstName  LastNameNeal D. Shah
Kosmos Energy   Ltd.
Comapany
May        NameKosmos Energy Ltd.
     20, 2022
May 20,
Page 2 2022 Page 2
FirstName LastName
         While we do not object to your aggregation of reserve information based on the relative significance of the reserves we believe that separate disclosure of production volumes, average sales prices and costs by final product sold is nevertheless required by
         Items 1204(a) and (b)(1) of Regulation S-K. We reissue prior comment
1.
Our Reserves
Summary of Oil and Gas Reserves, page 21

2. We understand from your response to prior comment 2 that you prefer not disclosing natural gas liquids reserve information separately because you regard these quantities to be immaterial as a proportion of total proved reserves for the years ended December 31,
         2021, 2020, and 2019. Please expand your disclosures on pages 21 and 125 to include your justification for aggregating natural gas liquids and crude oil/condensate reserves.
3. We have read your response to prior comment 6 and note your proposed disclosure revisions appear to be limited to changes in your total proved reserves. Please further revise your intended disclosures to also address changes in your proved undeveloped reserves to comply with Item 1203(b) of Regulation S-K, as previously advised.
Gross and Net Undeveloped and Developed Acreage, page 25

4. We understand from your response to prior comment 8 that you will revise your disclosure under this heading to include details about the expiration dates and acreage for material concentrations of your undeveloped properties by geographic area. Please provide us with an illustration of your proposed disclosure revisions. Supplemental Oil and Gas Data (Unaudited)
Net Proved Developed and Undeveloped Reserves, page 125

5. We have read your response to prior comment 6 and note that change volumes in the table titled "Net Proved Developed and Undeveloped Reserves" on page 125 are shown by individual product type by geographical area, using units of MMBbls and Bcf, while your explanations of these changes reference units of BOE by geographical area.

         As a result, the changes identified in your discussion cannot be compared directly to the line items in the reserves reconciliation. Please further modify your intended explanations to utilize or additionally include units corresponding to those reflected in the tabulation.

         Tell us what consideration you have given to enhancing your disclosure by providing additional detail by geographic area as BOE amounts.
 Neal D. Shah
Kosmos Energy Ltd.
May 20, 2022
Page 3

       You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin,
Petroleum Engineer, at (202) 551-3699 if you have any questions regarding the comments.



FirstName LastNameNeal D. Shah                          Sincerely,
Comapany NameKosmos Energy Ltd.
                                                        Division of Corporation
Finance
May 20, 2022 Page 3                                     Office of Energy &
Transportation
FirstName LastName